METALLA REPORTS STRONG FINANCIAL RESULTS FOR THE THIRD
QUARTER OF 2026 AND ANNOUNCES INAUGURAL CASH FLOW FROM CÔTÉ
AND LA PARRILLA ROYALTIES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 12, 2026

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2026. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2026, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

"The third quarter builds on our consistent track record of delivery: record net income, near record Adjusted EBITDA and a 24% increase in revenue year-over-year, with cash flow now coming from a broader base of operating assets than at any point in Metalla's history," commented Brett Heath, CEO. "Côté-Gosselin, one of the largest new gold mines in Canada, delivered its inaugural cash flows and has moved into our producing portfolio, La Parrilla also delivered its inaugural cash flows, and Hudbay's construction decision at Copper World establishes a clear path to our next large, long-life copper and silver royalty entering production. With 74% of our annual GEO guidance delivered through nine months, we remain on track for the year."

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended September 30, 2026, and subsequent period include:

  Another strong quarter for the Company, generated revenue from royalty and stream interests of $4.9 million (the Company's second highest quarterly revenue), a 24% increase compared to revenue of $4.0 million for the three months ended September 30, 2025. Record quarterly net income of $1.6 million, a 147% increase compared to net income of $0.6 million for the three months ended September 30, 2025. Adjusted EBITDA of $3.6 million (the Company's second highest quarterly Adjusted EBITDA), a 25% increase compared to Adjusted EBITDA was $2.9 million for the three months ended September 30, 2025 (see Non-IFRS Financial Measures);

  Received or accrued payments on 1,134 attributable Gold Equivalent Ounces ("GEOs") for the three months ended September 30, 2026 at an average realized price of $4,266 per attributable GEO (see Non-IFRS Financial Measures);
  On July 29, 2026, Agnico Eagle Mines Ltd. ("Agnico") announced that trucking of ore from the Amalgamated Kirkland ("AK") deposit to the LZ5 processing facility commenced in the second quarter of 2026. The LZ5 mill processed 71,000 tonnes of ore from the AK deposit and produced 7,800 ounces of gold during the quarter. Metalla received its inaugural cash flows from the Amalgamated Kirkland royalty in the period;
  Received inaugural cash flows from Côté-Gosselin. The inaugural cash flows were derived from mining activities in the northeastern section of the Côté pit. Metalla expects cash flows to be periodic from partial coverage as the amount and timing will be impacted by sequencing at the mine. With receipt of inaugural cash flows and with mining activity occurring in the area covered by Metalla's royalty, the Company reclassified Côté-Gosselin as a producing asset during the period;
  Recognized inaugural cash flows from La Parrilla. On November 9, 2026, Silver Storm Mining Ltd. ("Silver Storm") reported delivery of a total of 1,570 dmt of lead-silver concentrate and 1,362 dmt of zinc concentrate in multiple shipments from July to September 30, 2026. With accrual of inaugural cash flows, the Company reclassified La Parrilla as a producing asset during the period; and
  On October 21, 2026, Hudbay Minerals Inc. ("Hudbay") announced the results of the Definitive Feasibility Study ("DFS") and the approval of construction of Copper World, with first production expected in the second half of 2029. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years. The base case for the Copper World project contemplates a 15-year mine life utilizing Mineral Reserves and the extension case contemplates a 37-year mine life utilizing only Measured and Indicated Mineral Resources, with mining activities expanding onto federal lands in year 10, subject to obtaining federal permits, and average annual copper production of 117,000 tonnes from years 11 to 20.

Key operating and financial metrics for the Company include:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Revenue from royalty interests(1)	$4,940	$4,000	$13,228	$8,416
Net income (loss)	$1,553	$629	$2,887	$(1,838)
Earnings (loss) per share - basic and diluted	$0.02	$0.01	$0.03	$(0.02)
Adjusted EBITDA(2)	$3,631	$2,902	$9,344	$5,253
Total attributable GEOs(2)	1,134	1,155	2,967	2,623
Average realized price per attributable GEO(2)	$4,266	$3,451	$4,495	$3,257

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures including GEOs see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company expects to receive or accrue payments on approximately 4,000 attributable GEOs, the midpoint of its production guidance (3,500 to 4,500 attributable GEOs). With 2,967 attributable GEOs received or accrued through the third quarter, representing 74% of the midpoint of guidance, the Company believes it remains on track to achieve its 2026 guidance.

The primary sources of royalty and stream cash flows for 2026 are expected to be Tocantinzinho, Wharf, Aranzazu, and Endeavor.

ASSET UPDATES

Below are updates during the three months ended September 30, 2026, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On October 8, 2026, G Mining Ventures Corp. ("G Mining") announced preliminary gold production of 44,960 oz at Tocantinzinho in the third quarter of 2026, an increase of 22% compared to the second quarter. G Mining also reported year-to-date production of 113,651 oz gold, putting it on track to achieve the midpoint of full-year production guidance of 160-190 koz gold.

On September 16, 2026, G Mining reported exploration results from Tocantinzinho, where four holes (2,548 m) drilled up to 150 m below the current pit design returned broad intervals, including 78.1 m at 1.81 g/t gold (including 16.0 m at 4.34 g/t), 51.0 m at 1.31 g/t gold (including 7.8 m at 6.42 g/t), and 10.5 m at 4.62 g/t gold. G Mining stated that the results confirm continuity of mineralization at depth and provide potential for mineral resource conversion or additions, subject to further drilling, geological modelling and economic evaluation, and that approximately 14,500 m of the 25,000 m Tocantinzinho 2026 drilling program had been completed year-to-date.

Metalla accrued 323 GEOs from Tocantinzinho for the third quarter of 2026.

Metalla holds a 0.75% Gross Value Return ("GVR") royalty on Tocantinzinho.

Wharf

On November 4, 2026, Coeur Mining, Inc. ("Coeur") reported third quarter gold production of 23,141 oz at Wharf (18,070 oz in the second quarter), with 23,008 oz sold, metal sales of $99.1 million and adjusted costs applicable to sales of $1,580 per ounce of gold. Gold production for the nine months ended September 30, 2026, was 50,983 oz. Coeur left its 2026 Wharf guidance unchanged at 72-90 koz of gold and costs applicable to sales of $1,400-1,600 per ounce, noted that crusher availability remained a constraint following the November 2025 fire, and stated that it expects to receive approximately $70 million of insurance cash proceeds in the fourth quarter following an October 2026 settlement. Coeur placed 895,120 t on the leach pad at 0.90 g/t in the quarter (1,412,212 t in the second quarter).

Metalla accrued 204 GEOs from Wharf for the third quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Côté-Gosselin

On November 5, 2026, IAMGOLD Corporation ("IAMGOLD") reported its third quarter 2026 results. Côté Gold produced 92,000 ounces of gold on a 100% basis (64,400 attributable ounces) in the quarter and 262,900 ounces (184,000 attributable ounces) year-to-date, with 2.9 million tonnes milled at a head grade of 1.10 g/t and recoveries of 90%; recoveries were lower than in prior quarters due to downtime on one of the plant's two Vertimills early in the quarter, and a third Vertimill is expected to be installed in early 2027. Mining totalled a quarterly record of 12.4 million tonnes, and in September the plant averaged 37,100 tonnes per day, above the 36,000 tpd nameplate. IAMGOLD stated that 2026 attributable production at Côté is expected to be at the lower end of the 270,000 to 310,000 ounce guidance range (390,000 to 440,000 ounces on a 100% basis), with production highest in the fourth quarter.

IAMGOLD stated that it plans to release an updated Côté mine plan and a Mineral Reserve estimate in the fourth quarter of 2026, to be included in a subsequent technical report, incorporating the consolidated Côté and Gosselin Mineral Resources; the updated plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine and outline near-term throughput increases to approximately 40,000 tpd, while a larger-scale plant expansion continues to be evaluated. The 2026 Gosselin exploration program of approximately 10,000 m to test the north and north-east extensions of the Gosselin zone had 1,300 m completed in the third quarter (5,700 m year-to-date), and approximately 4,500 m of the 20,000 m Côté infill program were completed in the quarter (14,900 m year-to-date), targeting the northeastern extension of the Côté deposit.

Metalla received inaugural cash flows from Côté-Gosselin during the third quarter of 2026 and accrued 7 GEOs from Côté-Gosselin for the third quarter of 2026. The inaugural cash flows were derived from mining activities in the northeastern part of the Côté pit. Metalla expects cash flows to be periodic from partial coverage as the amount and timing will be impacted by sequencing at the mine. With receipt of inaugural cash flows and with mining activity occurring in the area covered by Metalla's royalty, the Company reclassified Côté-Gosselin as a producing asset during the period.

Metalla holds a 1.5% Net Smelter Return ("NSR") royalty that covers substantially all of the Gosselin Mineral Resource estimate and ~7% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit.

Aranzazu

On October 9, 2026, Aura Minerals Inc. ("Aura") reported preliminary third quarter production from Aranzazu of 24,920 GEOs (as defined by Aura), an increase of approximately 39% over the second quarter and 16% over the third quarter of 2025 at current prices, comprising 7,075 oz of gold, 146,272 oz of silver, 10.2 million pounds of copper, and 41,000 pounds of molybdenum. Aura attributed the increase mainly to higher grades and metal prices. Sales were 23,250 GEOs (as defined by Aura), as the last shipment was still in transit to the refinery. Nine-month 2026 production was 58,497 GEOs (as defined by Aura), and Aura stated that it is on track to meet full-year guidance and expects a further increase in the fourth quarter.

Metalla accrued 198 GEOs from Aranzazu for the third quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On November 4, 2026, Polymetals Resources Ltd. ("Polymetals") reported Endeavor operating results for October 2026, with 40,790 t of ore processed at a silver head grade of 99.3 g/t, producing 91,905 oz of silver, 907 t of zinc and 648 t of lead. Development of the Upper Main Lode began on October 9, 2026, and Polymetals stated that November ore will be almost entirely from the higher-grade Upper Lodes. December quarter guidance was unchanged at 105,000-115,000 t of ore processed and more than 350,000 oz of silver, with first Upper Main Lode ore and an updated Ore Reserve expected in the December quarter.

On October 27, 2026, Polymetals reported silver production of 230,256 oz, zinc production of 1,714 tonnes, and lead production of 1,146 tonnes in the third quarter of 2026 from 68,334 tonnes of ore processed in the period, generating A$31 million in cash from sales. During the quarter, Polymetals stated that it commenced transitioning its underground mining workforce to contract labour through its existing contractor, with the objective of improving mining productivity, workforce availability and operating consistency. Polymetals further stated that it plans to seek a financing facility of approximately A$50 million to release the restricted rehabilitation bond cash and provide additional working capital flexibility, with the process starting in the December quarter and a target close in the first half of calendar 2027.

On September 7, 2026, Polymetals reported an updated Mineral Resource Estimate ("MRE") at the Endeavor mine. Endeavor's global in-situ total Mineral Resource (excluding tailings) increased to 20.7 Mt at 7.5% zinc, 4.2% lead, and 82 g/t silver, at a 5% lead and zinc cut-off comprised of a 5.9 Mt Measured Resource at 7.6% zinc, 4.6% lead, and 82 g/t silver, an 11.1 Mt Indicated Resource at 7.5% zinc, 4.3% lead, and 86 g/t silver, and a 3.7 Mt Inferred Resource at 7.4% zinc, 3.1% lead, and 70 g/t silver.

Metalla accrued 208 GEOs from Endeavor for the third quarter of 2026.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On November 5, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") announced the start of a 30,000 m drill program in the East District of the Guitarra complex, drilling from the permitted Tlacotal property, with the first 11 holes, targeting Magdalena and Los Locos, each planned to exceed 1,000 m in depth. Sierra Madre also stated that the La Guitarra mill averaged 751 tpd in October 2026, approximately 50% above the prior 500 tpd nameplate and within the 750-800 tpd Phase I range, and that third quarter financial results are expected in mid-November.

On September 28, 2026, Sierra Madre announced that the La Guitarra processing plant had reached throughput of up to 720 tpd. The foundation for the new, larger ball mill is complete, with commissioning expected in November 2026, and Sierra Madre stated that the Phase II target of 1,200-1,500 tpd is now expected more than eight months ahead of schedule.

Metalla accrued 32 GEOs from La Guitarra for the third quarter of 2026.

Metalla holds a 2.0% NSR royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On November 5, 2026, First Majestic Silver Corp. ("First Majestic") reported in its third quarter management's discussion and analysis production of 52 oz of gold from La Encantada in the third quarter of 2026 (35 oz in the second quarter; 30 oz in the third quarter of 2025) and 115 oz of gold for the nine months ended September 30, 2026 (105 oz in the comparable period of 2025).

Metalla accrued 32 GEOs from La Encantada for the third quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Amalgamated Kirkland ("AK")

On October 28, 2026, Agnico Eagle Mines Ltd. ("Agnico") reported in its third quarter 2026 results that trucking of ore from the AK deposit to the LZ5 processing facility at LaRonde for milling continued to ramp up during the quarter, and that the LZ5 mill processed 93,000 tonnes of ore from the AK deposit and produced approximately 10,500 ounces of gold (compared with 71,000 tonnes and approximately 7,800 ounces in the second quarter of 2026). Agnico also reported exploration drilling results from the Amalgamated Kirkland zone intercepts at Macassa (KLAK-591: 0.9 m estimated true width at 11.0 g/t gold and KLAK-646: 2.0 m at 4.0 g/t gold).

Metalla accrued 59 GEOs from AK for the third quarter of 2026.

Metalla holds a 0.45% NSR royalty on Amalgamated Kirkland.

La Parrilla

On November 9, 2026, Silver Storm reported delivery of a total of 1,570 dmt of lead-silver concentrate and 1,362 dmt of zinc concentrate in multiple shipments from July to September 30, 2026. Silver Storm stated that they are now focused on the next major catalyst, the ramp-up of mining and production at La Parrilla towards a steady-state run-rate.

On August 31, 2026, Silver Storm announced the closing of the final tranche of its non-brokered private placement, bringing the offering to an aggregate of 42,000,000 units at C$0.50 per unit for total gross proceeds of C$21.0 million. Silver Storm stated that it intends to use the net proceeds to fund surface and underground drilling programs at the La Parrilla Silver Mine Complex and for general corporate and working capital purposes.

On July 27, 2026, Silver Storm reported that it had successfully produced an initial batch of concentrates using the La Parrilla sulphide processing circuit, then subsequently completed an initial shipment of 105 dmt of lead-silver concentrate and 70 dmt of zinc concentrate. Silver Storm plans to continue increasing sulphide circuit processing rates with a goal of ramping up toward the nameplate capacity of 1,250 tonnes per day.

Metalla accrued inaugural cash flows from La Parrilla during the third quarter of 2026, and reclassified La Parrilla as a producing asset during the period. Metalla accrued 71 GEOs for the third quarter of 2026 and holds a 2.0% NSR royalty on La Parrilla.

Taca Taca

On October 28, 2026, First Quantum Minerals Ltd. ("First Quantum") reported its third quarter 2026 results and stated that approval of the Environmental and Social Impact Assessment ("ESIA") for Taca Taca is expected in 2026, following a public consultation scheduled for November 12, 2026. First Quantum stated that it is finalizing its application under Argentina's Incentive Regime for Large Investments ("RIGI"), which will be filed only after the ESIA approval, and the water-use concessions have been obtained.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On October 21, 2026, Hudbay and Mitsubishi Corporation ("Mitsubishi") announced approval of the construction and final investment decision of the Copper World project following completion of the DFS and related pre-feasibility studies. Copper World is held in a joint venture owned 70% by Hudbay and 30% by Mitsubishi. Hudbay stated that construction is expected to take approximately 36 months, with first copper production expected in the second half of 2029, and that initial growth capital is $2.07 billion ($1.84 billion net of the Wheaton Precious Metals stream deposit). The base case is expected to produce approximately 102,000 t of copper per year in years one to ten and is located on private land for which state and local permits are in place, while the extension case, which extends the mine life to approximately 37 years, would move onto unpatented claims and federal land from approximately year ten and requires federal permits. Hudbay filed a technical report for the DFS prepared in accordance with National Instrument 43-101 ("NI 43-101") on SEDAR+ on October 21, 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Joaquin

On October 29, 2026, Unico Silver Ltd. ("Unico") lodged its quarterly activities report for the quarter ended September 30, 2026, confirming that the maiden integrated pre-feasibility study for Joaquin and Cerro León is now planned for January 2027 and that an updated Joaquin MRE is being prepared. Unico targets a definitive feasibility study by the end of 2027 and RIGI inclusion in the second half of 2027, plans approximately 20,000 m of drilling for the 2026-27 field season, and reported cash of A$100.3 million with no debt.

On September 23, 2026, Unico announced firm commitments for an institutional placement to raise A$60 million at A$0.76 per share, with proceeds intended to fund Joaquin through the updated MRE and the maiden pre-feasibility study, long-lead items for a definitive feasibility study, and a 20,000 m regional exploration program. Unico also announced an option to purchase 100% of the Cerro La Mata project, approximately 17,287 ha adjoining the eastern boundary of Joaquin, for staged payments totaling $1.1 million over four years, with the vendor retaining a 1% NSR royalty. On August 18, 2026, Unico stated that the updated timing of the pre-feasibility study allows it to incorporate an updated Mineral Resource estimate capturing infill and extensional drilling completed since the March 2026 estimate, together with expanded metallurgical test work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Gurupi

On September 16, 2026, G Mining reported results from its 2026 exploration program at Gurupi, which it stated extended high-grade mineralization at the Blanket and Mandiocal deposits beyond the 2025 MRE and confirm a new near-surface gold discovery at Grodiocal. Since drilling resumed in November 2025, 32,610 m in 186 holes have been completed across Blanket, Mandiocal and Grodiocal, with approximately 33,600 m of the accelerated 65,000 m 2026 program completed year-to-date. The 2025 MRE (effective February 3, 2025) comprised Indicated Resources of 43.5 Mt grading 1.31 g/t gold containing 1.8 Moz, and Inferred Resources of 18.5 Mt grading 1.29 g/t gold containing 0.8 Moz, distributed across the Blanket, Contact, Chega Tudo and Mandiocal deposits.

At Blanket, 19 diamond holes (6,323 m) were drilled, with assays received for seven holes and pending for twelve. G Mining reported that drilling intersected mineralization approximately 250 m beyond the 2025 MRE, supporting down-plunge continuity, with the deposit remaining open for follow-up drilling and the mineralized zones only partially tested. G Mining noted that multiple folding events have enhanced thickness and grade at Blanket.

At Mandiocal, 24 diamond holes (6,787 m) were drilled, with assays received for thirteen holes and pending for eleven. Drilling extended mineralization up to 125 m below the 2025 MRE pit shell, with increased thickness at depth, supporting southeast down-plunge continuity; mineralization remains open beyond the limits of the current resource model.

At Grodiocal, a new discovery northwest of Mandiocal along the Chega Tudo trend with no prior drilling, a maiden program of 17,667 m in 127 holes (22 diamond and 105 reverse-circulation) identified multiple near-surface mineralized zones hosted in deformed sedimentary rocks of the Chega Tudo Formation, within a corridor approximately 5 km along strike and up to 1 km wide. G Mining identified Grodiocal as a priority target for follow-up drilling.

G Mining stated that the results will be evaluated for inclusion in an updated MRE for Gurupi, expected to be complete before year-end 2026, which will form the basis of a Preliminary Economic Assessment targeted for completion by the end of 2026. G Mining cautioned that reported intervals are drill intercepts that may not represent true widths except where noted, and that mineralization outside the current MRE is conceptual in nature. Collar coordinates and the full significant-intercept tables for all three deposits are set out in the release.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Castle Mountain

On November 9, 2026, Equinox Gold Corp. ("Equinox") reported in its third quarter MD&A that it is focused on advancing the engineering and optimization studies for the Castle Mountain expansion and expects to issue an updated feasibility study in 2027. Equinox also reported that the permitting process under FAST-41 was progressing and the current permitting schedule anticipates issuance of the Environmental Impact Statement (EIS) and Record of Decision (ROD) in Q2 2027. Equinox reiterated that an investment decision is expected in 2027 and is subject to a positive federal permitting decision, receipt of the required county and state permits, and approval from their board of directors.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

15-Mile

On October 27, 2026, St Barbara Limited ("St Barbara") reported that permitting continued to advance for the 15-Mile Processing Hub as the Initial Project Description ("IPD") was accepted by the Impact Assessment Agency of Canada ("IAAC") and St Barbara responded on time to the Summary of Issues issued by the IAAC. St Barbara stated that a Section 16 determination on whether a federal impact assessment is required is now awaited.  St Barbara also confirmed the commencement of the Feasibility Study on the 15-Mile Processing Hub, with the study expected to be completed in the third quarter of St Barbara's 2027 fiscal year, to support an anticipated investment decision at the end of their 2027 fiscal year, provided permitting proceeds in line with the anticipated timeline. St Barbara stated that studies to enable finalization of the Environmental Assessment submission planned for the same quarter are on track.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Fosterville

On October 28, 2026, Agnico reported third quarter 2026 results, with Fosterville producing 40,090 oz of payable gold, which Agnico described as above plan, citing the reconciliation of Robbins Hill grades and higher recovery. Fosterville milled 225 kt at 5.82 g/t gold in the quarter at a total cash cost of $1,189 per ounce. Agnico also reported record monthly development of 1,154 m in August, a planned mill upgrade to 3,300 tpd from 2028, and a five-day shutdown planned for the fourth quarter.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas within the land package. The Phoenix/Swan mineralization is on strike with Metalla's royalty ground to the south, making continued extension of the Swan zone south of current mineral reserves particularly relevant to Metalla.

Wasamac

On October 28, 2026, Agnico reported that it envisions an underground satellite operation with a planned mining rate of approximately 3,200 tpd at Wasamac. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the third quarter of 2026, Agnico continued to advance studies to complete the Environmental and Social Impact Assessment, alongside engagement with stakeholders. Agnico also stated that the rock mass movement that occurred at the Barnat open pit at Canadian Malartic on July 1, 2026, will not affect the Canadian Malartic satellite plan.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Garrison

On August 10, 2026, STLLR Gold Inc. ("STLLR") reported final assay results at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR stated that it plans to complete approximately 15,000 m of drilling during the remainder of 2026, targeting the Jonpol, 903, and Garrcon deposits at Tower's Garrison property. The drill program is focused on converting estimated Inferred Mineral Resources to higher confidence categories and expanding the higher-grade gold mineralization for potential incorporation into an updated Tower MRE.

On August 4, 2026, STLLR announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the eastern end of the Tower Gold project. STLLR announced that it has completed 8,536 m of drilling at Jonpol for its first-half 2026 drill program. STLLR stated that the additional assays continued to intersect near-surface, high-grade mineralization in targeted areas along the western strike extension. Notably, these results yielded grades exceeding the current average open-pit grades at Jonpol in the Tower MRE, suggesting the potential to expand the mineral resources.

Metalla holds a 2.0% NSR royalty on Garrison.

Big Springs (and Golden Dome)

On October 29, 2026, Sentinel Metals Ltd. ("Sentinel") lodged its quarterly activities report for the quarter ended September 30, 2026, restating the Big Springs Mineral Resource estimate of 1.01 Moz and stating that the Mine Plan of Operations is permitted and that a review is under way.

On August 26, 2026, Sentinel announced the completion of the acquisition of the Big Springs gold project following receipt of shareholder approval on August 20, 2026. Sentinel believes the project offers substantial exploration and development upside, with previous work identifying multiple high-grade ore shoots that remain open at depth and are largely untested by modern drilling. Sentinel stated that the initial focus will be on finalizing plans for an initial 10,000m drilling campaign targeting high-grade shoot extensions at the permitted North Sammy target. Sentinel is also reviewing the potential to expand the Big Springs project's existing mine plan to facilitate drilling of district-scale targets. The Big Springs gold project includes areas partially covered by Metalla's NSR royalties on Big Springs and Golden Dome.

Metalla holds a 2.0% NSR royalty on Big Springs and a 2.0% NSR royalty on Golden Dome (each subject to annual advance royalty payments).

San Martin

On November 5, 2026, First Majestic stated in its third quarter management's discussion and analysis that the sale of Minera El Pilon, S.A. de C.V., the owner of the San Martin silver mine, to Flextronics Supply and Service, S. de R.L. de C.V. ("Flextronics") under the definitive agreement dated July 6, 2026 for up to $90 million had not closed. First Majestic stated that closing remains subject to Mexican antitrust approval and to the purchaser's delivery of promissory notes and security, and that the San Martin assets were not classified as held for sale at September 30, 2026.

On July 7, 2026, First Majestic announced the sale of Minera El Pilon, S.A. de C.V. and the Jalisco Group of concessions to Flextronics for $90 million, comprising $2.5 million at closing, $2.5 million within 180 days of closing, $10 million on each of the first five anniversaries of closing and a final $35 million due August 31, 2032, with closing expected in the fourth quarter of 2026 subject to customary conditions and Mexican antitrust approval.

Metalla holds a 2.0% NSR royalty on San Martin.

NuevaUnión

On October 29, 2026, Teck Resources Limited released its third quarter 2026 results, identifying NuevaUnión among its medium and long-term copper growth options, and stated that its merger with Anglo American plc remains on track to close within 12 to 18 months of announcement.

Metalla holds a 2.0% NSR royalty on NuevaUnión.

Esperanza

On August 28, 2026, Zacatecas Silver Corp. disclosed that a Preliminary Economic Assessment has commenced for the Esperanza Gold Project. The study follows the updated Mineral Resource estimate announced on June 22, 2026, comprising Measured and Indicated Mineral Resources of 45.4 Mt at 0.79 g/t gold equivalent for 1.15 Moz of gold equivalent and Inferred Mineral Resources of 11.2 Mt at 0.57 g/t gold equivalent for 208 koz of gold equivalent.

Metalla holds a 20% silver stream on Esperanza subject to ongoing payments of 20% of the silver spot price.

Dumont

On September 16, 2026, Dumont Nickel (Nion Nickel Inc.) stated, following the Canadian Investment Summit held in Toronto on September 14-15, 2026, that the principal technical work on the Dumont project has been completed, that the project is construction-ready with an Impact and Benefit Agreement in place with the Abitibiwinni First Nation, and that it is actively advancing efforts to mobilize the capital and partnerships required to reach a final investment decision. Earlier, on August 5, 2026, Dumont Nickel announced that the Government of Quebec had extended the validity of Decree 526-2015, which authorizes the open-pit mine and processing plant at Launay, through 2031.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Plomosas

On September 8, 2026, GR Silver Mining Ltd. ("GR Silver") reported drill results from the San Marcial SE Area at Plomosas, including 16.1 m at 162 g/t silver from 375.05 m in hole SMS26-12 (including 0.70 m at 1,344 g/t silver) and 11.7 m at 147 g/t silver from 275.55 m in hole SMS26-14. GR Silver stated that the results confirm the extension of mineralization beyond the boundary of the 2023 NI 43-101 Mineral Resource estimate by at least 300 m to the southeast along strike and 75 m down dip, taking the total breccia strike length to approximately one km, with mineralization remaining open at depth. The 20,000 m step-out program has completed 6,292 m in 21 holes to date, and GR Silver has guided to an updated Mineral Resource estimate for San Marcial in the first half of 2027.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

Fenn-Gib South

On November 2, 2026, Mayfair Gold Corp. ("Mayfair") announced that the Fenn-Gib gold project has been selected as a designated project under the Government of Ontario's new "One Project, One Process" ("1P1P") framework. The designation is expected to streamline permitting and provide more predictable timelines. Mayfair expects the designation to accelerate progress toward a construction decision and, ultimately, production and free cash flow. Through the 1P1P framework, Mayfair expects to secure permits required to make a construction decision as early as 2028.

On October 1, 2026, Mayfair announced that it has entered into a subscription agreement in connection with a strategic equity investment of C$10 million, and an engagement letter and non-binding term sheet with Macquarie Bank Limited for a proposed C$300 million project finance facility, for a total proposed financing package of up to C$310 million. The proceeds would be used to partially fund the development, construction, commissioning and start-up of Fenn-Gib, together with associated working capital and project costs.

Metalla holds a 1.4% NSR royalty on Fenn-Gib South.

Mirado Mine

On October 20, 2026, Kirkland Lake Discoveries Corp. ("KLDC") reported new gold assay results including 73.86 g/t Au over 1.00 m and 36.43 g/t Au over 1.45 m at Mirado West, together with additional mineralized intersections in the Mirado North and South Zones. KLDC announced that it has commenced a minimum 25,000 m drill campaign following the C$20 million financing it completed on October 8, 2026. The drill program is intended to balance near-deposit drilling with the evaluation of new regional gold targets. The current program calls for approximately 15,000 m of drilling at Mirado and 10,000 m on regional targets. At Mirado, drilling will focus on testing continuity of high-grade structures, step-outs from the interpreted envelope and the relationship between the West, North and South Zones.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

Edwards Mine

On October 28, 2026, Alamos Gold Inc. ("Alamos") reported its third quarter 2026 results and stated that the past-producing Edwards and Cline-Pick mines remain targets for higher-grade mill feed for the expanded Magino mill within the Island Gold District, where the 2026 exploration budget is $43 million (2025: $24 million). Alamos reported 8,463 m in 16 holes drilled at Cline-Pick in the quarter (17,110 m in 31 holes year-to-date), exceeding its budgeted regional program; no Edwards-specific drilling results were reported.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

Tower Mountain

On November 3, 2026, Thunder Gold Corp. ("Thunder Gold") reported hole TM26-222 on the Bench-3738-Ellen trend, which returned 451.5 m averaging 0.456 g/t gold (including 39.0 m averaging 0.880 g/t gold and 28.5 m averaging 1.107 g/t gold), with the 14 infill holes drilled on the trend averaging approximately 5% above the model grade. Thunder Gold now expects to publish its updated Mineral Resource estimate in February 2027, rather than before year-end 2026, so that approximately 5,000 m of drilling planned for November and December 2026 can be included, with the aim of converting Inferred resources to the Indicated category.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, an independent consultant, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person ("QP") as defined in NI 43-101.

ABOUT METALLA

Metalla (NYSE American: MTA) (TSX-V: MTA) is an emerging mid-tier precious and base metals royalty and streaming company. Metalla holds a diversified portfolio of nearly 100 royalties and streams - covering approximately 660,000 hectares of geologically prospective land - on gold, silver, and copper assets operated by some of the leading mining companies operating in the world's premier mining jurisdictions. Metalla's strategy is to acquire high-quality royalties and streams on long-life assets, providing shareholders with exposure to gold, silver, and copper, while mitigating risks associated with operating and developing mines. Metalla offers shareholders long term value through the commodity cycle by focusing on a portfolio of royalties and streams on the metals that matter most.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and nine months ended September 30, 2026, were:

	Three months	Nine months
	ended	ended
Attributable GEOs during the period from:	September 30, 2026	September 30, 2026
Tocantinzinho	323	856
Wharf	204	663
Aranzazu	198	488
Endeavor	208	579
La Guitarra	32	107
La Encantada	32	86
Amalgamated Kirkland	59	65
La Parrilla	71	71
Côté-Gosselin	7	7
NLGM	-	45
Total attributable GEOs	1,134	2,967

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for three and nine months ended September 30, 2026, was:

	Three months	Nine months
	ended	ended
	September 30, 2026	September 30, 2026
Cost of sales for NLGM	$-	$21
Total cash cost of sales	-	21
Total attributable GEOs	1,134	2,967
Average cash cost per attributable GEO	$-	$7

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for the three and nine months ended September 30, 2026, was:

	Three months	Nine months
	ended	ended
	September 30, 2026	September 30, 2026
Royalty revenue (excluding fixed royalty payments)	$4,838	$13,124
Revenue from NLGM	-	212
Sales from stream and royalty interests	4,838	13,336
Total attributable GEOs sold	1,134	2,967
Average realized price per attributable GEO	$4,266	$4,495

Operating cash margin per attributable GEO	$4,266	$4,488

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the three and nine months ended September 30, 2026, was:

	Three months	Nine months
	ended	ended
	September 30, 2026	September 30, 2026
Net Income	$1,553	$2,887
Adjusted for:
Interest expense	314	964
Finance charges	38	145
Income tax provision	546	1,452
Depletion and depreciation	574	1,422
Foreign exchange loss	36	114
Share-based payments	1,152	2,942
Non-recurring items	(582)	(582)
Adjusted EBITDA	$3,631	$9,344

Refer to the Company's MD&A for the three and nine months ended September 30, 2026, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company's royalty purchase transactions; the Company's plans and objectives; the Company's future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management's statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the future availability of funds, including drawdowns pursuant to the RCF; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; the statements of the Company's officers about the Company's positioning, assets and future; the 2026 drilling program at Tocantinzinho and the potential for mineral resource conversion or additions; the expected 2026 production guidance at Tocantinzinho and the achievement of the midpoint thereof; the expected 2026 production guidance at Wharf; the receipt by Coeur of insurance proceeds and the timing thereof; the expected December quarter production at Endeavor, the development of the Upper Main Lode, the release of an updated Ore Reserve and the timing thereof, and the proposed financing facility for Endeavor; the drilling program at La Guitarra, the commissioning of the new ball mill, and the achievement of the Phase II throughput target and the timing thereof; the continued ramp-up of milling of ore from the AK deposit; the release of an updated Côté mine plan and MRE incorporating the consolidated Côté and Gosselin Mineral Resources, the subsequent technical report, and the timing thereof; the expected expansion of Mineral Reserves and life of mine at Côté, the near-term throughput increase, and the installation of a third Vertimill and the timing thereof; the evaluation of a larger-scale plant expansion at Côté; the expected 2026 attributable production at Côté; the 2026 infill drilling program at Côté and exploration program at Gosselin; the periodic nature, amount and timing of cash flows from the Côté-Gosselin royalty; the review of the ESIA for Taca Taca, and the expected timing for approval thereof; the receipt of water-use concessions for Taca Taca; the submission of an application for the RIGI regime for Taca Taca and the timing thereof; the construction of Copper World, the expected construction period, initial growth capital and the timing of first production; the expected production and mine life under the base case and extension case at Copper World; the receipt of federal permits for the extension case at Copper World; the potential to extend the Indicated Resources at La Parrilla; Silver Storm's intended use of proceeds from its private placement; the continued increase of sulphide circuit processing rates with the goal to ramp up towards nameplate capacity of 1,250 tonnes per day at La Parrilla; the receipt of initial cash flows from La Parrilla and the timing thereof; the planned mill upgrade at Fosterville and the timing thereof, and the planned fourth quarter shutdown; the potential underground satellite operation and the planned mining rate at Wasamac; the expected milling of Wasamac ore at Canadian Malartic mill; the expected gold production at Wasamac and the timing thereof; the studies to complete the Environmental and Social Impact Assessment for Wasamac; the expected impact of the Barnat rock mass movement on gold production at Canadian Malartic in 2026, 2027 and 2028; the advancement of engineering and optimization studies for the Castle Mountain expansion; the release of the feasibility study for Castle Mountain and the timing thereof; the investments decision about Castle Mountain and the timing thereof; the receipt of required permits for Castle Mountain and the timing thereof; the release of an updated MRE and a pre-feasibility study for Joaquin, the completion of a definitive feasibility study and RIGI inclusion for Joaquin, the planned 2026-27 drilling program, and the timing thereof; Unico's intended use of proceeds from its placement to fund Joaquin; the section 16 determination for 15-Mile and the timing thereof; the completion of the feasibility study and Environmental Assessment submission for 15-Mile, and the anticipated investment decision, and the timing thereof; the planned drilling program at Garrison for the remainder of 2026 and an updated Tower MRE; the extension and expansion plans at Garrison; the exploration potential of the southeastern extension of the San Marcial system at Plomosas; the ongoing drilling program at Plomosas and the release of an updated Mineral Resource estimate for San Marcial and the timing thereof; the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof; the 2026 exploration program at Gurupi; the closing of the acquisition of San Martin by Flextronics Supply and Service, and the timing thereof, including receipt of Mexican antitrust approval; the planned drilling campaign at Big Springs and the potential expansion of the existing mine plan; the Preliminary Economic Assessment for Esperanza; the financing efforts and final investment decision for Dumont; the resolution of the appeal relating to the drilling environmental license for Vizcachitas and the timing thereof; the financing required to commence feasibility work at Vizcachitas; the completion of the Teck and Anglo American plc merger; the release of an updated Mineral Resource estimate for Tower Mountain and the timing thereof; the permitting, financing and construction decision for Fenn-Gib and the timing thereof; the drill campaign at Mirado; the drill program at the Island Gold district including the Edwards mine, its budget and objective thereof; the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will affect the same; the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada, La Guitarra, Amalgamated Kirkland, Côté-Gosselin, and La Parrilla royalties; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's credit facilities and financing agreements; that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the RCF; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.